SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

May 9, 2008
Date of report (Date of earliest event reported)



Petroleum Development Corporation
Exact Name of Registrant as Specified in Charter

Nevada	**0-7246**	**95-2636730**
State or Other	*Commission*	*IRS Employer*
Jurisdiction	*File Number*	*Identification*
of Incorporation		*Number*

120 Genesis Boulevard, Bridgeport, WV 26330
Address of Principal Executive Offices

304-842-3597
Registrant's telephone number, including area code

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[   ]   Written communications pursuant to Rule 425 under Securities Act (17 CFR 230.425)

[   ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[   ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[   ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

No Change
Former Name or Former Address, if Changed Since Last Report

Item 8.01.   **Other Events**

Petroleum Development Corporation announced on May 9, 2008, an increased capital budget for 2008 and changes to both natural gas commodities and oil commodity positions.

The associated Press Release is attached by reference as Exhibit 99.1.

EXHIBIT INDEX

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number: 99.1
Press Release dated May 9, 2008: Petroleum Development Corporation Increases 2008 Capital Budget, Resets and Adds to Natural Gas and Oil Commodity Positions, Schedules Investor Conference Call for May 13, 2008, at 1:00 p.m. (ET)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PETROLEUM DEVELOPMENT CORPORATION

Date: May 13, 2008

By: /s/ Richard W. McCullough
       Richard W. McCullough
       Vice Chairman and Chief Financial Officer



NEWS FROM

Petroleum Development Corporation

FOR IMMEDIATE RELEASE: May 9, 2008
CONTACT: Celesta Miracle - (304) 842-3597   http://www.petd.com

Petroleum Development Corporation:
Increases 2008 Capital Budget
Resets and Adds to Natural Gas and Oil Commodity Positions
Schedules Investor Conference Call for May 13, 2008 at 1:00 p.m. (ET)

Bridgeport, West Virginia. Petroleum Development Corporation (NASDAQ/GSM: PETD) (PDC) today announced that its Board of Directors has approved a $40 million increase to its 2008 capital budget, bringing the revised 2008 capital budget to $295 million. This 15.7% increase in the capital budget will enable the Company to operate a third rig in the Grand Valley field with the plan to increase drilling for this field to 62 gross (56 net) wells up from 42 gross (36 net) wells.

Natural Gas and Oil Commodities

The Company reset and added to previously published natural gas and oil commodity derivative positions to protect against price instability in future periods, as follows:

- For the period from November 2008 through March 2009, the Company replaced a participating PEPL collar with a swap. A PEPL based collar with a floor of $6.75/Mmbtu and a call of $10.05/Mmbtu was replaced by a PEPL swap net of all unwinding collar costs of $8.09/Mmbtu. This collar covers approximately 27% of production for the NECO properties.

- For the period from November 2008 through March 2009, the Company replaced a participating CIG collar with a swap. A CIG based collar with a floor of $6.50/Mmbtu and a call of $10.15/Mmbtu was replaced by a CIG swap net of all unwinding collar costs of $7.76/Mmbtu. This collar covers approximately 35% of production in the Grand Valley and Wattenberg fields.

- For the period from April 2009 through March 2012, the Company set Nymex based gas swaps at $9.885/Mmbtu for approximately 10% of gas production in the Appalachian and Michigan Basins.

- For the period from June 2008 through December 2008, the Company set Nymex based oil swaps at $108.05/Bbl for approximately 34% of oil production in the Wattenberg field. For the calendar year 2009, the Company set Nymex based oil swaps at $117.35/Bbl for approximately 11% of oil production in the Wattenberg field.

- For the calendar year 2010, the Company replaced two costless Nymex oil collars with swaps. A Nymex based collar with a floor of $70.00/Bbl and a call of $102.25/Bbl was replaced by a Nymex based oil swap net of all unwinding costs of $92.74/Bbl. A Nymex based collar with a floor of $70.00/Bbl and a call of $103.00/Bbl was replaced by a Nymex based oil swap net of all unwinding costs of $93.17/Bbl. These swaps cover approximately 51% of oil production in the Wattenberg field.

The natural gas and oil production percentages hedged, noted in the above paragraphs, are based on current production. These percentages should decrease in future months as the Company adds additional production from new drilling.

The table below presents the Company's derivative positions in effect as of May 9, 2008, including those identified above, by area of operation. The gross volumes reflect the total volumes hedged for the Company and its affiliated partnerships jointly. The net amounts represent the Company's share of production. Please be aware that the Company's share of production can change based upon the production volumes and the Company's interest in specific wells.

Continued on Page 2

				Floors		Ceilings		Swaps (Fixed Prices)	
Month Set	Month	Gross Monthly Quantity Mmbtu/Bbls	PDC %	PDC Net Monthly Quantity Mmbtu/Bbls	Floor Price	PDC Net Monthly Quantity Mmbtu/Bbls	Ceiling Price	PDC Net Monthly Quantity Mmbtu/Bbls	Price
Colorado Interstate Gas (CIG) Based Derivatives (Piceance Basin)									
Feb-08	04/08-10/08	750,000	60.6%					454,650	$ 7.05
Jan-08	04/08-10/08	630,000	60.6%					381,906	$ 6.54
Apr-08	11/08-03/09	570,000	60.6%					345,534	$ 7.76
Feb-08	11/08-03/09	340,000	60.6%	206,108	$ 7.00	206,108	$ 9.70		
Feb-08	11/08-03/09	340,000	60.6%					206,108	$ 8.18
Jan-08	04/09-10/09	570,000	60.6%	345,534	$ 5.75	345,534	$ 8.75		
Mar-08	04/09-10/09	560,000	60.6%	339,472	$ 5.75	339,472	$ 9.05		
Nymex Based Derivatives (Appalachian and Michigan Basins)									
Feb-08	04/08-10/08	170,000	73.4%					124,763	$ 8.33
Feb-08	04/08-10/08	170,000	73.4%					124,763	$ 8.58
Mar-08	11/08-03/09	170,000	73.4%	124,763	$ 9.00	124,763	$ 11.32		
Feb-08	11/08-03/09	100,000	73.4%	73,390	$ 8.40	73,390	$ 13.05		
Feb-08	11/08-03/09	100,000	73.4%					73,390	$ 9.615
Jan-08	04/09-10/09	170,000	73.4%	124,763	$ 6.75	124,763	$ 12.45		
Mar-08	04/09-10/09	170,000	73.4%	124,763	$ 7.50	124,763	$ 13.25		
May-08	04/09-03/12	60,000	73.4%					44,034	$ 9.885
Nymex Based Derivatives (Appalachian Acquisitions)									
Feb-08	03/08-02/11	90,000	100%					90,000	$ 8.62
Panhandle Based Derivatives (NECO)									
Feb-08	04/08-10/08	180,000	100%					180,000	$ 7.45
Jan-08	04/08-10/08	120,000	100%					120,000	$ 6.795
Apr-08	11/08-03/09	110,000	100%					110,000	$ 8.09
Feb-08	11/08-03/09	80,000	100%	80,000	$ 7.25	80,000	$ 10.05		
Feb-08	11/08-03/09	80,000	100%					80,000	$ 8.44
Jan-08	04/09-10/09	110,000	100%	110,000	$ 6.00	110,000	$ 9.70		
Mar-08	04/09-10/09	130,000	100%	130,000	$ 6.25	130,000	$ 11.75		
Colorado Interstate Gas (CIG) Based Derivatives (Wattenberg Basin)									
Feb-08	04/08-10/08	450,000	64.3%					321,480	$ 7.05
Jan-08	04/08-10/08	290,000	64.3%					211,460	$ 6.54
Apr-08	11/08-03/09	320,000	64.3%					241,460	$ 7.76
Feb-08	11/08-03/09	180,000	64.3%	133,590	$ 7.00	133,590	$ 9.70		
Feb-08	11/08-03/09	180,000	64.3%					133,590	$ 8.18
Jan-08	04/09-10/09	320,000	64.3%	241,460	$ 5.75	241,460	$ 8.75		
Mar-08	04/09-10/09	290,000	64.3%	218,600	$ 5.75	218,600	$ 9.05		
Oil - Nymex Based (Wattenberg Basin)									
Oct-07	01/08-12/08	48,667	65.2%					31,741	$ 84.20
May-08	06/08-12/08	36,686	65.2%					23,927	$ 108.05
Jan-08	01/09-12/09	30,417	65.2%					19,838	$ 84.90
Jan-08	01/09-12/09	30,417	65.2%					19,838	$ 85.40
May-08	01/09-12/09	12,167	65.2%					7,935	$ 117.35
May-08	01/10-12/10	30,417	65.2%					19,838	$ 92.74
May-08	01/10-12/10	30,417	65.2%					19,838	$ 93.17

Continued on Page 3

Investor Conference Call

The Company will host a conference call with investors to discuss its first quarter 2008 results and updated 2008 guidance.

Date/Time:	Tuesday, May 13, 2008, at 1:00 p.m. ET
Webcast:	Available at PDC’s corporate website: www.petd.com
Conference call only:	(877) 407-8031

The Company expects to file its 2008 first quarter report on Form 10-Q, which includes the first quarter 2008 results no later than Monday, May 12, 2008.

About Petroleum Development Corporation

Petroleum Development Corporation (www.petd.com) is an independent energy company engaged in the development, production and marketing of natural gas and oil. Its operations are focused in the Rocky Mountains with additional operations in the Appalachian Basin and Michigan. PDC is included in the S&P SmallCap 600 Index and the Russell 3000 Index of Companies.

Certain matters discussed within this press release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Although PDC believes the expectations reflected in such forward- looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be attained. Factors that could cause actual results to differ materially from expectations include financial performance, oil and gas prices, drilling program results, drilling results, regulatory changes, changes in local or national economic conditions and other risks detailed from time to time in the Company's reports filed with the SEC, including quarterly reports on Form 10-Q, current reports on Form 8-K and annual reports on Form 10-K.

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120 Genesis Boulevard • Bridgeport, West Virginia 26330 •
Phone: (304) 842-3597